UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Resolute Energy Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
75116A108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75116A108

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		426,426

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		426,426

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	426,426

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON

	PN

CUSIP No.	75116A108

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		426,426

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		426,426

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	426,426

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%

12	TYPE OF REPORTING PERSON

	CO

SCHEDULE 13G
This Amendment No. 3 to Schedule 13G (this “Amendment”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Value Fund”), and Fir Tree, Inc., a New York corporation (“Fir Tree,” and, together with Value Fund, the “Reporting Persons”), relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of Resolute Energy Corporation, a Delaware corporation (the “Issuer”), purchased by Value Fund. Fir Tree is the investment manager of Value Fund.
In addition to updating the holdings of the Reporting Persons to report that they have ceased to be the beneficial owners of more than five percent of the Common Stock, this Amendment is being filed to report that Fir Tree SPAC Holdings 1, LLC, a Delaware limited liability company, and Fir Tree SPAC Holdings 2, LLC, a Delaware limited liability company, transferred ownership of their shares of Common Stock to Value Fund, and consequently, ceased to be Reporting Persons.

Item 1(a)	Name of Issuer.
Resolute Energy Corporation (formerly Hicks Acquisition Company I, Inc.)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
1675 Broadway, Suite 1950
Denver, Colorado 80202

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.
Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership
Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree is the investment manager of Value Fund and has been granted investment discretion over portfolio investments, including the shares of Common Stock, held by Value Fund.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.
75116A108

Item 3	Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
Value Fund is the beneficial owner of 426,426 shares of Common Stock (consisting of warrants exercisable to purchase 426,426 shares of Common Stock). Fir Tree may be deemed to beneficially own the shares of Common Stock held by Value Fund as a result of being the investment manager of Value Fund.

(b)
The Reporting Persons beneficially own 426,426 shares of Common Stock, which represents 0.8% of the shares of Common Stock issued and outstanding. This percentage is determined by dividing the number of warrants exercisable to purchase shares of Common Stock beneficially held by the Reporting Persons by the sum of (i) 53,154,883, the number of shares of Common Stock issued and outstanding, and (ii) 426,426, the number of warrants exercisable to purchase Common Stock beneficially held by the Reporting Persons.

(c)
Value Fund has the shared power to direct the vote and disposition of 426,426 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Value Fund, and thus, has the shared power to direct the vote and disposition of 426,426 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2010

FIR TREE VALUE MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum Name: Jeffrey Tannenbaum
Title: President

FIR TREE, INC.

By:	/s/ Jeffrey Tannenbaum

Name: Jeffrey Tannenbaum
Title: President